MYRIAD ENTERTAINMENT & RESORTS, INC.
2565 Horizon Lake Drive, Suite 110
Memphis, TN 38133

January 16, 2007

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3561

Re:      Myriad Entertainment & Resorts, Inc. (the “Company”)
Registration Statement on Form SB-2 (the “Registration Statement”)
Filed: November 29, 2006 (originally filed on June 5, 2006)
File No.: 333-134747

Ladies and Gentlemen:

We previously filed the above referenced Registration Statement on Form SB-2 on November 29, 2006, and hereby respectfully request that such Registration Statement, together with all exhibits thereto, be withdrawn at your earliest convenience.

The Registration Statement covered the resale of certain shares of the Company’s Common Stock by the Selling Securityholders named therein. The Registration Statement has not been declared effective and no shares of Common Stock of the Company have been or will be resold pursuant to the Registration Statement.

If you have any questions concerning this matter, please contact the undersigned at (910) 221-9834.

Thank you for your assistance in this matter.

Myriad Entertainment & Resorts, Inc.

By: /s/John Meeske
John Meeske
Chief Executive Officer